UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 12)*

THE GORMAN-RUPP COMPANY

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

38 3082 10 4

(CUSIP Number)

DECEMBER 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

13G

CUSIP NO. 38 3082 10 4	Page 2 of 5 Pages

1)	Name of Reporting Person JEFFREY S. GORMAN
2)	Check (X) the Appropriate Box if a Member of a Group (see instructions) (A) ☐ (B) ☒
3)	SEC Use Only
4)	Citizenship or Place or Organization UNITED STATES (State of Ohio)
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 835,740
	6)	Shared Voting Power 765,672
	7)	Sole Dispositive Power 835,740
	8)	Shared Dispositive Power 765,672
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,601,412
10)	Check Box (X) if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11)	Percent of Class Represented by Amount in Row 9 6.1%
12)	Type of Reporting Person (See Instructions) IN

Page 2 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Item 1 (a)	Name of Issuer:

THE GORMAN-RUPP COMPANY

Item 1 (b)	Address of Issuer’s Principal Executive Office:

600 SOUTH AIRPORT ROAD, MANSFIELD, OHIO 44903

Item 2 (a)	Name of Person Filing:

JEFFREY S. GORMAN

Item 2 (b)	Address or Principal Business Office or, if none, Residence:

600 SOUTH AIRPORT ROAD, MANSFIELD, OHIO 44903

Item 2 (c)	Citizenship:

UNITED STATES (State of Ohio)

Item 2 (d)	Title of Class of Securities:

COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e)	CUSIP Number:

38 3082 10 4

Item 3.	Status of Person Filing.

Not Applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:	1,601,412

(b) Percent of Class:	6.1%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote	835,740
(ii) shared power to vote or to direct the vote	765,672
(iii) sole power to dispose or to direct the disposition of	835,740
(iv) shared power to dispose or to direct the disposition of	765,672

Page 3 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable  ☒

Response to this Item is contained on the separate sheet(s) attached hereto  ☐

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 4 of 5 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date

Jeffrey S. Gorman
BY: /s/ Brigette A. Burnell
Attorney-in-Fact
Signature

Jeffrey S. Gorman, President & CEO
Name/Title

Page 5 of 5 Pages